July 12, 2024

Via Edgar Transmission

Ms. Laura Crotty/Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	Gelteq Limited Registration Statement on Form F-1 Filed August 30, 2022 File No. 333-267169

Dear Ms. Crotty/Mr. Buchmiller,

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Gelteq Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-267169) initially filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2022, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because the Company had not sold securities pursuant to the Registration Statement withdrawn hereby and expects to file a new registration statement for the offering.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of the new registration statement.

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If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer Gelteq Limited